Exhibit 99.1

SINA Enters into Definitive Agreement for “Going Private” Transaction

BEIJING, September 28, 2020 — SINA Corporation (the “Company” or “SINA”) (Nasdaq: SINA), a leading online media company serving China and the global Chinese communities, today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Wave Holdings Limited (“Parent”) and New Wave Mergersub Limited, a wholly owned subsidiary of Parent, pursuant to which Parent will acquire all of the Company’s outstanding ordinary shares (each, an “Ordinary Share”) not currently owned by Parent and its affiliates in an all-cash transaction (the “Merger”) implying an equity value of the Company of approximately US$2.59 billion for all the Ordinary Shares. Parent is a wholly owned subsidiary of New Wave MMXV Limited (“New Wave”), a British Virgin Islands company controlled by Mr. Charles Chao, Chairman and Chief Executive Officer of the Company (the “Chairman”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$43.30 in cash per Ordinary Share without interest (the “Per Share Merger Consideration” and in the aggregate, the “Merger Consideration”), other than (a) shares held by the Chairman, New Wave and any of their respective affiliates, which will be rolled over in the transaction, (b) shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, which will be cancelled and cease to exist without payment of any consideration, and (c) shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Per Share Merger Consideration represents a premium of approximately 18.1% to the closing price of the Company’s Ordinary Shares on July 2, 2020, the last trading day prior to the Company’s announcement of its receipt of the preliminary non-binding “going-private” proposal from New Wave on July 6, 2020, and premiums of approximately 23.6% and 28.6% to the volume-weighted average traded price of the Company’s Ordinary Shares during the last one month and three months, respectively, prior to and including July 2, 2020.

The Per Share Merger Consideration also represents an increase of approximately 5.6% over the US$41 per Ordinary Share initially offered in the “going-private” proposal from New Wave.

The Merger Consideration will be funded through a combination of certain committed term loan facilities obtained by New Wave from China Minsheng Banking Corp., Ltd. and cash contribution by the Chairman and New Wave.

The Company’s board of directors, acting upon the unanimous recommendation of a committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the first quarter of 2021 and is subject to customary closing conditions, including the approval of the Merger Agreement by the affirmative vote of shareholders representing at least two-thirds of the voting power of the outstanding shares of the Company present and voting in person or by proxy at a meeting of the Company’s shareholders. The Chairman and New Wave have agreed to vote all Ordinary Shares and Class A preference shares of the Company they beneficially own, which represent approximately 61% of the voting rights attached to the outstanding shares of the Company as of the date of the Merger Agreement, in favor of the authorization and approval of the Merger Agreement and the Merger. If completed, the Merger will result in the Company becoming a privately held company and its Ordinary Shares will no longer be listed on the Nasdaq Global Select Market.

Morgan Stanley Asia Limited is serving as financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Special Committee.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to New Wave.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) to its shareholders. The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. In addition to receiving the Schedule 13E-3 by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Any statements that are not historical facts, including statements about SINA’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and SINA does not undertake any obligation to update such information, except as required under applicable law.

Contact:

Investor Relations
SINA Corporation
Phone: +86 10 5898 3336
Email: ir@staff.sina.com.cn